Exhibit 99.1

Lufax Reports Third Quarter 2021 Financial Results

SHANGHAI, China, November 9, 2021 — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU), a leading technology-empowered personal financial services platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial Highlights

•	Total income increased by 21.8% to RMB15,924 million (US$2,471 million) in the third quarter of 2021 from RMB13,076 million in the same period of 2020.

•	Net profit increased by 90.8% to RMB4,115 million (US$639 million) in the third quarter of 2021 from RMB2,157 million in the same period of 2020.

•

Non-IFRS adjusted net profit increased by 18.1% to RMB4,115 million (US$639 million) in the third quarter of 2021 from RMB3,483 million in the same period of 2020. Non-IFRS adjusted net profit excludes a non-recurring adjustment of RMB1,326 million recognized in September 2020 in relation to the Company’s C-round convertible notes restructuring prior to its initial public offering.

	Three Months Ended September 30,
(In millions except percentages, unaudited)	2020	2021		YoY
	RMB	RMB	USD
Total income	13,076	15,924	2,471	21.8%
Total expenses	(9,455)	(9,936)	(1,542)	5.1%
Total expenses excluding credit and asset impairment losses, financial costs and other losses	(6,995)	(7,730)	(1,200)	10.5%
Credit and asset impairment losses	(952)	(2,074)	(322)	118%
Financial costs and other losses, net	(1,508)	(132)	(20)	(91.2%)
Net profit	2,157	4,115	639	90.8%
Non-IFRS adjusted net profit[1]	3,483	4,115	639	18.1%
Net margin	16.5%	25.8%	25.8%	NA
Non-IFRS adjusted net margin[1]	26.6%	25.8%	25.8%	NA

Third Quarter 2021 Operational Highlights

Retail credit facilitation business:

•	Outstanding balance of loans facilitated increased by 20.4% to RMB645.1 billion as of September 30, 2021, from RMB535.8 billion as of September 30, 2020.

•	New loans facilitated increased by 16.2% to RMB171.7 billion in the third quarter of 2021 from RMB147.8 billion in the same period of 2020.

•	Cumulative number of borrowers increased by 15.6% to approximately 16.2 million as of September 30, 2021, from approximately 14.0 million as of September 30, 2020.

[1]	Please refer to “UNAUDITED RECONCILIATION OF IFRS AND NON-IFRS RESULTS” for reconciliation between IFRS and non-IFRS metrics.

•	During the third quarter of 2021, excluding the consumer finance subsidiary, 80.5% of new loans facilitated were disbursed to small business owners, up from 75.7% in the same period of 2020.

•

As of September 30, 2021, excluding the consumer finance subsidiary, outstanding balance of loans facilitated with guarantees from credit enhancement partners accounted for 81.1% of the total outstanding balance of loans facilitated, a decrease from 91.8% as of September 30, 2020.

•	During the third quarter of 2021, excluding the consumer finance subsidiary, the Company bore risk on 19.6% of its new loans facilitated, up from 7.3% in the same period of 2020.

•	For the third quarter, the Company’s retail credit facilitation revenue take rate[2] based on loan balance was 9.7%, as compared to 9.4% for the third quarter of 2020.

•	High-quality borrowers[3] contributed 61.2% of the new general unsecured loans facilitated in the third quarter of 2021, as compared to 62.5% in the same period of 2020.

•

C-M3 flow rate[4] for the total loans the Company had facilitated was 0.4% in the third quarter of 2021, identical to the rate in the second quarter of 2021. Flow rate for the general unsecured loans the Company had facilitated was 0.5% in the third quarter of 2021, and flow rate for the secured loans the Company had facilitated was 0.1% in the third quarter of 2021, both of which were unchanged from the second quarter of 2021.

•

Days past due (“DPD”) 30+ delinquency rate[5] for the total loans the Company had facilitated was 1.9% as of September 30, 2021, identical to the rate as of June 30, 2021. DPD 30+ delinquency rate for general unsecured loans improved to 2.2% as of September 30, 2021, from 2.3% as of June 30, 2021. DPD 30+ delinquency rate for secured loans was 0.5% as of September 30, 2021, identical to the rate as of June 30, 2021.

•

DPD 90+ delinquency rate[6] for the total loans facilitated was 1.1% as of September 30, 2021, DPD 90+ delinquency rate for general unsecured loans was 1.3% as of September 30, 2021, and DPD 90+ delinquency rate for secured loans was 0.3% as of September 30, 2021, all of which are identical to the corresponding rates as of June 30, 2021.

Wealth management business:

•	Total number of registered users grew to 48.7 million as of September 30, 2021, from 45.1 million as of September 30, 2020.

[2]

The take rate of retail credit facilitation business is calculated by dividing the aggregated amount of retail credit facilitation service fee, net interest income, guarantee income and the penalty fees and account management fees by the average outstanding balance of loans facilitated for each period.

[3]

High-quality borrowers refer to G1-G3 borrowers. The Company groups its qualified borrowers into eight risk levels, with G1 representing the lowest risk and G8 representing the highest risk among qualified borrowers. A borrower’s risk level is determined based on two primary considerations. The First is credit risk score, modeled using statistical techniques and based on the records of the Credit Reference Center of the People’s Bank of China and the borrower’s prior records such as repayment, delinquency and application histories. The other consideration takes into account the customer’s assets, such as residential property, vehicle and insurance policies. Borrowers with higher credit risk scores and better assets will be assigned a lower risk level.

[4]

Flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products and consumer finance subsidiary are excluded from flow rate estimation.

[5]

DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from calculation.

[6]

DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from calculation.

•	Total number of active investors grew to 15.3 million as of September 30, 2021, from 13.2 million as of September 30, 2020.

•	Total client assets grew by 12.4% to RMB425.1 billion as of September 30, 2021, from RMB378.3 billion as of September 30, 2020.

•	Client assets in the Company’s current products (excluding legacy products7) increased by 22.9% to RMB425.1 billion as of September 30, 2021, from RMB346.0 billion as of September 30, 2020.

•	As of September 30, 2021, no client assets remained in legacy products. Legacy products had accounted for 8.5% of total client assets as of September 30, 2020.

•	The 12-month investor retention rate as of September 30, 2021, was 95.9%, a slight increase from 95.2% as of September 30, 2020.

•	Contribution to total client assets from customers with investments of more than RMB300,000 on the Company’s platform increased to 80.8% as of September 30, 2021, from 77.5% as of September 30, 2020.

•

During the third quarter of 2021, the annualized take rate[8] for current products and services on the Company’s wealth management platform was 44.1 bps, up from 31.8 bps during the second quarter of 2021.

Mr. Ji Guangheng, Chairman of Lufax, commented, “We maintained our steady and healthy growth momentum during the third quarter, augmented our regulatory compliance and corporate governance initiatives, rewarded our shareholders through additional share repurchases, and completely phased out our legacy P2P products. Because our direct and indirect client exposure to the property sector is very minor, and because we predominately serve small and micro business owners who are resilient and play a crucial role in China’s economic development, the recent macroeconomic and property market downturn has not impacted our business much. By leveraging the competitive advantages born out of our unique business model and by maintaining frequent and constructive dialogs with regulators at all levels through all available channels, we have been able to deftly navigate through the constantly changing regulatory environment, preemptively adjust our operation strategies, and proactively align our business directions with regulatory trends. Looking ahead, we will continue to uphold our commitment to maintaining full regulatory compliance, providing compassionate and inclusive financial services, establishing ourselves as a role model of corporate governance among overseas-listed Chinese companies, and generating increasing value for our shareholders and our society.”

Mr. Gregory Gibb, Co-Chief Executive Officer of Lufax, commented, “We delivered another strong quarter of revenue and profit growth in the third quarter despite regulatory changes and economic slowdown. During the quarter, we successfully sustained our revenue take rates and net profit margins. Also, we grew our O2O direct sales force primarily serving small business owners to around 64,000 in the third quarter from 59,000 at the end of the second quarter, and improved their overall productivity by 4% quarter on quarter. As a result of our focus on small business owners and our diverse client base, we have not detected any sign of credit deterioration in our secured or unsecured loan facilitation portfolios. While we have observed increasing regulatory clarity, and although we no longer anticipate any additional major changes in regulations, we remain vigilant in our compliance efforts. The leverage ratio of our guarantee companies nationwide was under 3X as of the end of the third quarter, even though they share credit risk on all new loans facilitated. Also, with a strong cash position and an abundant capital reserve, we are well positioned to preempt any potential rectification requirements whenever necessary. In addition, we improved our shareholder return on equity through a newly announced cash dividend as a manifestation of our confidence in strong cash flow and business outlook. We continue to plough investment into empowering our salesforce with technology, deepening our deployment of AI capabilities, and expanding our product line functionality. By sharing our technological knowhow with our partners, we aim to increase our market reach, enhance our productivity, and improve our cost efficiency. ”

[7]

Legacy products of the wealth management business refer to a variety of products and related services that the Company has historically offered but no longer offers, primarily due to shifts in strategy and regulatory requirements. Legacy products are primarily comprised of certain types of structured alternative products originated from financial institutions and peer-to-peer platforms.

[8]

The take rate for the wealth management business is calculated by dividing total wealth management transaction and service fees for current products by average client assets in the Company’s current products.

Mr. James Zheng, Chief Financial Officer of Lufax, commented, “We achieved double-digit growth in both revenue and net profit, as our total income increased by 21.8% to RMB15.9 billion and our net profit increased by 90.8% to RMB4.1 billion year over year. Our solid financial performance in the face of the regulatory uncertainty and economic slowdown showcases our execution capabilities on several fronts. First, we continued to maintain stable unit economics despite loan balance APR declines to 23.1% in third quarter from 26.6% a year ago by leveraging our diverse funding sources and relentless sales and marketing efficiency gains. Second, we sustained growth in our overall loan volume by optimizing our business mix, as our new loan sales for the retail credit business increased by 16.2% to RMB171.7 billion during the third quarter. Third, we continued to refine our risk-sharing business model and stabilize our asset quality. Finally, we improved the take rate of our wealth management segment through product mix realignment, achieving an increase of 12.3 basis points over the previous quarter. As of September 30, 2021, our total equity had reached RMB93 billion, and we had approximately RMB47 billion in liquid assets9 maturing in 90 days or less. We are confident that we will maintain a solid performance and continue to drive growth in the remainder of 2021 and beyond.”

Third Quarter 2021 Financial Results

TOTAL INCOME

Total income increased by 21.8% to RMB15,924 million (US$2,471 million) in the third quarter of 2021 from RMB13,076 million in the same period of 2020. The Company’s revenue mix changed with the evolution of its business model as it gradually bore more credit risk and increased funding from consolidated trust plans that provide lower funding costs.

	Three Months Ended September 30,
(In millions except percentages, unaudited)	2020		2021		YoY
	RMB	% of income	RMB	% of income
Technology platform-based income	9,910	75.8%	9,567	60.1%	(3.5%)
Retail credit facilitation service fees	9,420	72.0%	9,100	57.1%	(3.4%)
Wealth management transaction and service fees	490	3.7%	467	2.9%	(4.7%)
Net interest income	2,419	18.5%	3,802	23.9%	57.2%
Guarantee income	175	1.3%	1,293	8.1%	639%
Other income	409	3.1%	997	6.3%	144%
Investment income	107	0.8%	266	1.7%	149%
Share of net profits of investments accounted for using the equity method	56	0.4%	(2)	(0.0%)	(104%)
Total income	13,076	100%	15,924	100%	21.8%

•

Technology platform-based income decreased by 3.5% to RMB9,567 million (US$1,485 million) in the third quarter of 2021 from RMB9,910 million in the same period of 2020 due to the decrease in retail credit facilitation service fees, and wealth management transaction and service fees.

[9]

The liquid assets consist of Cash at bank, Financial assets at amortized cost, Financial assets purchased under reverse repurchase agreements and Financial assets at fair value through profit or loss with a maturity of 90 days or less as of September 30, 2021.

•

Retail credit facilitation service fees decreased by 3.4% to RMB9,100 million (US$1,412 million) in the third quarter of 2021 from RMB9,420 million in the same period of 2020, mainly due to a change in revenue mix driven by the evolution of the Company’s risk-sharing business model.

•

Wealth management transaction and service fees decreased by 4.7% to RMB467 million (US$72 million) in the third quarter of 2021 from RMB490 million in the same period of 2020. The decrease was mainly driven by the run-off of legacy products and partially offset by increase in fees generated from the Company’s current products.

•

Net interest income increased by 57.2% to RMB3,802 million (US$590 million) in the third quarter of 2021 from RMB2,419 million in the same period of 2020, mainly as a result of the Company’s increased usage of trust funding channels that are consolidated by the Company. As of September 30, 2021, the Company’s on-balance sheet loans accounted for 31.2% of its total loan balance under management as compared to 18.4% as of September 30, 2020.

•

Guarantee income increased by 639% to RMB1,293 million (US$201 million) in the third quarter of 2021 from RMB175 million in the same period of 2020, primarily due to the increase in the loans for which the Company bears credit risk.

•

Other income increased by 144% to RMB997 million (US$155 million) in the third quarter of 2021 from RMB409 million in the same period of 2020, mainly due to the increase of account management fees, collections, and other value-added service fees charged to the Company’s credit enhancement partners as part of the retail credit facilitation process.

•

Investment income increased by 149% to RMB266 million (US$41 million) in the third quarter of 2021 from RMB107 million in the same period of 2020, primarily due to the increase of investment asset and return.

TOTAL EXPENSES

Total expenses increased by 5.1% to RMB9,936 million (US$1,542 million) in the third quarter of 2021 from RMB9,455 million in the same period of 2020. Total expenses excluding credit and asset impairment losses, financial costs and other losses increased by 10.5% to RMB7,730 million (US$1,200 million) in the third quarter of 2021 from RMB6,995 million in the same period of 2020.

	Three Months Ended September 30,
(In millions except percentages, unaudited)	2020		2021		YoY
	RMB	% of income	RMB	% of income
Sales and marketing expenses	(4,309)	(33.0%)	(4,609)	(28.9%)	7.0%
General and administrative expenses	(642)	(4.9%)	(937)	(5.9%)	46.0%
Operation and servicing expenses	(1,562)	(11.9%)	(1,660)	(10.4%)	6.3%
Technology and analytics expenses	(482)	(3.7%)	(524)	(3.3%)	8.7%
Credit impairment losses	(952)	(7.3%)	(1,664)	(10.4%)	74.8%
Asset impairment losses	—	—	(410)	(2.6%)	NA
Finance costs	(1,652)	(12.6%)	(168)	(1.1%)	(89.8%)
Other gains/(losses) - net	144	1.1%	36	0.2%	(75.0%)
Total expenses	(9,455)	(72.3%)	(9,936)	(62.4%)	5.1%

•	Sales and marketing expenses increased by 7.0% to RMB4,609 million (US$715 million) in the third quarter of 2021 from RMB4,309 million in the same period of 2020.

•

Borrower acquisition expenses decreased by 8.5% to RMB2,553 million (US$396 million) in the third quarter of 2021 from RMB2,790 million in the same period of 2020. The decrease was mainly due to increased sales productivity and decreased sales commissions.

•

Investor acquisition and retention expenses increased by 10.1% to RMB218 million (US$34 million) in the third quarter of 2021 from RMB198 million in the same period of 2020 mainly due to the increase in marketing efforts to attract and retain investors.

•

General sales and marketing expenses increased by 39.2% to RMB1,839 million (US$285 million) in the third quarter of 2021 from RMB1,321 million in the same period of 2020, primarily due to an increase in sales cost and the lower base in the third quarter of 2020 as a result of the social security relief during the COVID-19 outbreak.

•

General and administrative expenses increased by 46.0% to RMB937 million (US$145 million) in the third quarter of 2021 from RMB642 million in the same period of 2020. This increase was mainly due to an increase in accrued bonus driven by better performance, the lower base in the third quarter of 2020 as a result of the social security relief during the COVID-19 outbreak, and the Company’s headcount expansion in the third quarter of 2021 to support its new business development efforts, which included the development of the Company’s consumer finance business.

•

Operation and servicing expenses increased by 6.3% to RMB1,660 million (US$258 million) in the third quarter of 2021 from RMB1,562 million in the same period of 2020, primarily due to the increase of trust plan management expenses, which resulted from the increase in consolidated trust plans.

•

Technology and analytics expenses increased by 8.7% to RMB524 million (US$81 million) in the third quarter of 2021 from RMB482 million in the same period of 2020, mainly due to the Company’s ongoing investments in technology research and development.

•

Credit impairment losses increased by 74.8% to RMB1,664 million (US$258 million) in the third quarter of 2021 from RMB952 million in the same period of 2020, due to the increase in the proportion of credit risk born by the Company as a result of its continued migration to a risk-sharing model while the credit quality indicators continued to stabilize and in some cases improve substantially from one year previously.

•	Asset impairment losses increased to RMB410 million (US$64 million) in the third quarter of 2021 due to impairment loss of intangible assets and goodwill.

•

Finance costs decreased by 89.8% to RMB168 million (US$26 million) in the third quarter of 2021 from RMB1,652 million in the same period of 2020, mainly due to a non-recurring expense of RMB1,326 million recognized in September 2020 in relation to the Company’s C-round convertible notes restructuring and a decrease in the balance of convertible bonds and the increase in interest income resulting from the increase in deposits.

•	Other gains decreased to RMB36 million (US$6 million) in the third quarter of 2021 from RMB144 million in the same period of 2020.

NET PROFIT

Net profit increased by 90.8% to RMB4,115 million (US$639 million) in the third quarter of 2021 from RMB2,157 million in the same period of 2020, driven by the aforementioned factors. Net profit increased by 18.1% if compared to Non-IFRS adjusted net profit in the third quarter of 2020, which excludes the non-recurring expense recognized in relation to the Company’s C-round convertible notes restructuring.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share (“ADS”) were RMB1.76 (US$0.27) and RMB1.66 (US$0.26), respectively, in the third quarter of 2021.

BALANCE SHEET

The Company had RMB30,548 million (US$4,741 million) in cash at bank as of September 30, 2021, as compared to RMB24,159 million as of December 31, 2020.

Recent Developments

US$700M Share Repurchase Program

On August 6, 2021, the Company’s board of directors authorized a new share repurchase program (the “US$700M Share Repurchase Program”) under which the Company could repurchase up to an aggregate of US$700 million of its ADSs during the 12-month period beginning at the close of business on August 11, 2021. The Company’s proposed repurchases under the US$700M Share Repurchase Program may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

As of September 30, 2021, the Company had completed the repurchases under its previous US$300 million share repurchase program and it had repurchased approximately 37 million ADSs for approximately US$298 million under the US$700M Share Repurchase Program.

Annual Dividend Policy

On November 8, 2021, the Company’s board of directors approved an annual cash dividend policy. Under the policy, starting from 2022, the Company will declare and distribute a recurring cash dividend at an amount range from 20% -40% of the consolidated net profit in the previous fiscal year. The Company expects to announce the dividend amount for the 2021 fiscal year after the disclosure of its fourth quarter 2021 results. Whether to make dividend distributions and the exact amount of such distributions in any particular year will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors, and subject to adjustment and determination by the board of directors.

Business Outlook

For the full year of 2021, the Company expects its new loans facilitated to grow by 15% to 18% year over year to the range of RMB649 billion to RMB665 billion, client assets to grow by 1% to 5% year over year to the range of RMB430 billion to RMB450 billion, total income to grow by 17% to 18% year over year to the range of RMB61.1 billion to RMB61.4 billion, and net profit to grow by 33% to 34% year over year to the range of RMB16.3 billion to RMB16.5 billion.

These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management will hold an earnings conference call at 8:00 P.M. U.S. Eastern Time on Tuesday, November 9, 2021 (9:00 A.M. Beijing Time on Wednesday, November 10, 2021) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

Registration Link: https://dpregister.com/sreg/10161835/ef8b58027f

A replay of the conference call will be accessible through November 16, 2021 (dial-in numbers: +1 (877) 344-7529 or +1 (412) 317-0088; replay access code: 10161835). A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.lufaxholding.com.

About Lufax

Lufax Holding Ltd is a leading technology-empowered personal financial services platform in China. Lufax Holding Ltd primarily utilizes its customer-centric product offerings and offline-to-online channels to provide retail credit facilitation services to small business owners and salaried workers in China as well as tailor-made wealth management solutions to China’s rapidly growing middle class. The Company has implemented a unique, capital-light, hub-and-spoke business model combining purpose-built technology applications, extensive data, and financial services expertise to effectively facilitate the right products to the right customers.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the rate in effect as of September 30, 2021, as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit facility and wealth management markets; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (212) 537-0429

Email: lufax.ir@icrinc.com

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30,

	2020	2021		2020	2021

	RMB	RMB	USD	RMB	RMB	USD
Technology platform-based income	9,909,716	9,566,839	1,484,750	31,362,840	29,458,153	4,571,834
Retail credit facilitation service fees	9,419,963	9,100,213	1,412,331	30,173,838	27,959,069	4,339,179
Wealth management transaction and service fees	489,753	466,626	72,419	1,189,002	1,499,084	232,654
Net interest income	2,419,021	3,802,306	590,109	5,417,227	9,940,117	1,542,682
Guarantee income	175,170	1,293,440	200,739	345,636	2,735,404	424,528
Other income	409,171	996,942	154,723	1,064,779	3,106,310	482,092
Investment income	107,124	266,425	41,349	553,895	792,887	123,054
Share of net profits of investments accounted for using the equity method	56,011	(1,572)	(244)	15,364	(29,418)	(4,566)

Total income	13,076,213	15,924,380	2,471,425	38,759,741	46,003,453	7,139,624

Sales and marketing expenses	(4,308,549)	(4,609,097)	(715,321)	(12,928,843)	(13,158,261)	(2,042,130)
General and administrative expenses	(641,771)	(937,181)	(145,448)	(1,989,484)	(2,588,459)	(401,723)
Operation and servicing expenses	(1,562,413)	(1,660,244)	(257,666)	(4,381,019)	(4,657,930)	(722,899)
Technology and analytics expenses	(482,211)	(523,926)	(81,312)	(1,330,888)	(1,487,347)	(230,833)
Credit impairment losses	(951,695)	(1,663,958)	(258,242)	(2,050,499)	(4,110,742)	(637,977)
Asset impairment losses	—	(409,547)	(63,561)	—	(411,596)	(63,879)
Finance costs	(1,652,346)	(168,090)	(26,087)	(2,539,693)	(728,156)	(113,008)
Other gains/(losses) - net	144,163	36,121	5,606	189,842	199,572	30,973

Total expenses	(9,454,822)	(9,935,922)	(1,542,031)	(25,030,584)	(26,942,919)	(4,181,475)

Profit before income tax expenses	3,621,391	5,988,458	929,394	13,729,157	19,060,534	2,958,148
Income tax expenses	(1,464,193)	(1,873,012)	(290,687)	(4,300,400)	(5,247,768)	(814,441)

Net profit for the period	2,157,198	4,115,446	638,707	9,428,757	13,812,766	2,143,708

Net profit/(loss) attributable to:
Owners of the Group	2,184,179	4,129,300	640,857	9,467,681	13,898,293	2,156,981
Non-controlling interests	(26,981)	(13,854)	(2,150)	(38,924)	(85,527)	(13,274)

Net profit for the period	2,157,198	4,115,446	638,707	9,428,757	13,812,766	2,143,708

Earnings per share
-Basic earnings per share	2.01	3.51	0.54	8.71	11.69	1.81

-Diluted earnings per share	2.01	3.31	0.51	8.71	10.91	1.69

-Basic earnings per ADS		1.76	0.27		5.85	0.91

-Diluted earnings per ADS		1.66	0.26		5.46	0.85

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of September 30,

	2020	2021

	RMB	RMB	USD
Assets
Cash at bank	24,158,568	30,548,242	4,741,013
Restricted cash	23,029,588	19,198,869	2,979,618
Financial assets at fair value through profit or loss	34,423,897	33,454,867	5,192,114
Financial assets at amortized cost	6,563,969	5,340,247	828,793
Financial assets purchased under reverse repurchase agreements	700,007	5,299,860	822,525
Accounts and other receivables and contract assets	23,325,978	22,122,108	3,433,297
Loans to customers	119,825,814	202,040,841	31,356,247
Deferred tax assets	3,358,664	2,925,604	454,047
Property and equipment	424,043	363,254	56,376
Investments accounted for using the equity method	489,931	461,221	71,580
Intangible assets	1,882,462	1,585,395	246,049
Right-of-use assets	973,547	795,751	123,499
Goodwill	9,046,830	8,920,623	1,384,459
Other assets	686,949	1,149,941	178,468

Total assets	248,890,247	334,206,823	51,868,086

Liabilities
Payable to platform users	9,114,906	3,117,095	483,766
Borrowings	10,315,445	20,642,277	3,203,631
Current income tax liabilities	2,610,610	2,892,352	448,886
Accounts and other payables and contract liabilities	5,483,757	6,803,895	1,055,948
Payable to investors of consolidated structured entities	110,367,718	179,488,623	27,856,198
Financial guarantee liabilities	748,674	2,027,197	314,616
Deferred tax liabilities	5,733,733	4,459,572	692,115
Lease liabilities	979,419	780,480	121,129
Convertible promissory note payable	10,117,188	10,621,920	1,648,496
Optionally convertible promissory notes	7,530,542	7,646,939	1,186,786
Other liabilities	2,736,934	2,399,871	372,454

Total liabilities	165,738,926	240,880,221	37,384,024

Equity
Share capital	77	75	12
Share premium	33,213,426	33,283,166	5,165,466
Treasury shares	(2)	(3,747,348)	(581,579)
Other reserves	7,418,710	7,457,138	1,157,330
Retained earnings	40,927,597	54,825,890	8,508,845

Total equity attributable to owners of the Company	81,559,808	91,818,921	14,250,073

Non-controlling interests	1,591,513	1,507,681	233,988

Total equity	83,151,321	93,326,602	14,484,062

Total liabilities and equity	248,890,247	334,206,823	51,868,086

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30,

	2020	2021		2020	2021

	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from operating activities	5,022,897	1,713,184	265,882	9,499,366	5,617,033	871,750
Net cash generated from/(used in) investing activities	(9,458,344)	2,563,026	397,775	(9,827,415)	(2,635,639)	(409,045)
Net cash generated from/(used in) financing activities	3,112,378	(3,102,542)	(481,507)	6,856,221	(816,325)	(126,692)
Effects of exchange rate changes on cash and cash equivalents	196,795	17,417	2,703	187,626	(44,253)	(6,868)

Net increase in cash and cash equivalents	(1,126,274)	1,191,085	184,853	6,715,798	2,120,816	329,145
Cash and cash equivalents at the beginning of the period	15,154,133	24,715,382	3,835,767	7,312,061	23,785,651	3,691,475

Cash and cash equivalents at the end of the period	14,027,859	25,906,467	4,020,621	14,027,859	25,906,467	4,020,621

LUFAX HOLDING LTD

UNAUDITED RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30,

	2020	2021		2020	2021

	RMB	RMB	USD	RMB	RMB	USD
Net profit	2,157,198	4,115,446	638,707	9,428,757	13,812,766	2,143,708
Add: Non-recurring expense related to C- round convertible notes restructuring	1,326,007	—	—	1,326,007	—	—

Non-IFRS adjusted net profit	3,483,205	4,115,446	638,707	10,754,764	13,812,766	2,143,708

Total income	13,076,213	15,924,380	2,471,425	38,759,741	46,003,453	7,139,624
Net margin	16.5%	25.8%	25.8%	24.3%	30.0%	30.0%
Non-IFRS adjusted net margin	26.6%	25.8%	25.8%	27.7%	30.0%	30.0%

Basic and diluted earnings per share	2.01	3.51	0.54	8.71	11.69	1.81
Add: Non-recurring expense related to C- round convertible notes restructuring	1.22	—	—	1.22	—	—

Non-IFRS adjusted basic and diluted earnings per share	3.23	3.51	0.54	9.93	11.69	1.81